FEDERAL DEPOSIT INSURANCE CORPORATION
                         Washington, D.C. 20429
                               FORM F-4



                     QUARTERLY REPORT UNDER SECTION 13
                  OF THE SECURITIES EXCHANGE ACT OF 1934
                   FOR THE QUARTER ENDED MARCH 31, 1995



FDIC Certificate No. 17385


                             INTERCONTINENTAL BANK
                 (Exact name of bank as specified in its charter)



        Florida                                        59-0725606
(State or other jurisdiction of         (I.R.S. Employer Identification No.)
incorporation or organization)


 200 Southeast First Street. Miami, FL                     33131
(Address of principal executive offices)                 (Zip code)

Bank's telephone number, including area code: (305) 377-6900


Indicate by check mark whether the bank (l) has filed all reports required to be filed by Section 13 of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the bank was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No


The number of shares of common stock outstanding as of March 31, 1995 was 6,922,475 shares.

                       INTERCONTINENTAL BANK
                            FORM F-4
                             INDEX

                                                                        Page
                                                                         No.
Item 1. Financial Statements

     a) Consolidated Balance Sheet - March 31, 1995 and
        December 31, 1994                                                 1

     b) Consolidated Statement of Income - Three Months Ended
        March 31, 1995 and 1994                                            2

     c) Consolidated Statement of Cash Flows - Three Months Ended
        March 31, 1995 and 1994                                            3

     d) Notes to Consolidated Financial Statements                         5



Item 2. Management's Discussion and Analysis of Interim Financial
        Condition and Results of Operations                                7


CONSOLIDATED BALANCE SHEET
Intercontinental Bank and Subsidiaries
(dollars in thousands)
                                                        March 31, 1995    Dec. 31, 1994
                                                          (unaudited)
Assets
Cash and due from banks                                       $67,014          $65,072
Interest earning deposits in other banks                        4,265              381
Federal funds sold                                             32,000           27,000
Investment securities (market value of $316,498
    in 1995 and $315,764 in 1994)                             320,907          323,529

Gross loans                                                   676,804          666,353
Less: Unearned income                                          (2,134)          (2,032)
          Allowance for possible credit losses                (11,846)         (11,779)
Net loans                                                     662,824          652,542
Other real estate, net                                          2,604            3,417
Premises and equipment, net                                    48,634           49,053
Other assets, net                                              32,077           35,116
                                                           $1,170,325       $1,156,110

Liabilities
Deposits:
    Non-interest bearing accounts                            $287,946         $278,013
    NOW accounts                                              133,951          145,060
    Savings accounts                                           55,040           57,979
    Money market accounts                                     216,460          232,561
    Time deposits                                             270,285          242,028
                                                              963,682          955,641
Borrowings                                                    100,210           96,660
Other liabilities                                              10,840           13,981
     Total liabilities                                      1,074,732        1,066,282

Shareholders' Equity
Preferred stock, no par value:
    2,000,000 shares authorized; 350,000 shares issued            350              350
Common stock, $2 par value:
    10,000,000 shares authorized; 6,922,475 shares issued
     in 1995 and 6,895,575 shares issued in 1994               13,845           13,791
Capital surplus                                                59,429           59,175
Retained earnings                                              24,118           21,200
Unrealized loss on investment securities                       (2,149)          (4,688)
     Total shareholders' equity                                95,593           89,828
                                                           $1,170,325       $1,156,110

See notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF INCOME
Intercontinental Bank and Subsidiaries
(in thousands except per common share)

                                                               Three Months Ended
                                                                   March 31,
                                                             1995             1994
                                                                  (unaudited)
Interest Income
Interest and fees on loans                                  $14,759         $9,449
Interest and dividends on investment securities               4,719          5,717
Other interest income                                           355            415
                                                             19,833         15,581
Interest Expense
Interest on deposits                                          5,538          4,077
Interest on borrowings                                        1,341            564
                                                              6,879          4,641
Net interest income                                          12,954         10,940
Provision for credit losses                                     400            152
Net interest income after provision for credit losses        12,554         10,788

Other Income
Service charges on deposit accounts                           2,182          2,091
Loan administration fees                                        995          1,096
Other customer fees                                             460            371
Gain (loss) on investment securities                              6           (167)
Other                                                           208            179
                                                              3,851          3,570
Other Expenses
Personnel                                                     5,490          5,070
Occupancy and equipment, net                                  1,703          1,292
Other                                                         3,457          3,221
                                                             10,650          9,583
Income before income taxes                                    5,755          4,775
Provision for income taxes                                    2,210          1,777
Net income                                                   $3,545         $2,998

Primary earnings per common share                             $0.49          $0.43
Average number of common shares and equivalents               7,171          6,999

Fully diluted earnings per common share                       $0.49          $0.43
Average number of common shares and equivalents               7,177          6,999


See notes to consolidated financial statements.


CONSOLIDATED STATEMENT OF CASH FLOWS
Intercontinental Bank and Subsidiaries
(in thousands)
                                                                  Three Months Ended
                                                                       March 31,
                                                                 1995             1994
                                                                      (unaudited)
Operating Activities
Net income                                                      $3,545           $2,998
Reconciliation of net income to net cash provided by
    operating activities:
    Depreciation and amortization                                  903              787
    Net amortization of premiums (accretion of discounts)
       on investment securities                                   (599)             308
    Amortization of intangible assets                              957              927
    Provision for credit losses                                    400              152
    Loss (gain) on sales of:
       Investment securities                                        (6)             167
       Other real estate                                          (112)              (9)
       Premises and equipment                                       (7)             (16)
   (Increase) decrease in loans held-for-sale                     (292)             703
   Increase in interest receivable                               1,171            1,381
   (Increase) decrease in all other assets                        (930)             391
   Decrease in all other liabilities                            (2,091)          (2,893)
   Net cash provided by operating activities                     2,939            4,896

Investing Activities
Investment securities held-to-maturity:
    Proceeds from maturities and principal paydowns              2,219           11,425
    Purchases                                                                   (11,086)
Investment securities available-for-sale:
    Proceeds from sales                                          9,985          122,216
    Proceeds from maturities and principal paydowns              5,048           68,320
    Purchases                                                   (9,990)        (120,077)
Net increase in loans                                          (10,442)         (18,566)
Other real estate:
    Proceeds from sales                                            961              369
    Payments collected                                              16               19
Premises and equipment:
    Proceeds from sales                                              8              167
    Capital expenditures                                          (492)            (544)
Purchase of mortgage servicing rights                                              (988)
    Net cash provided by (used in) investing activities         (2,687)          51,255


CONSOLIDATED STATEMENT OF CASH FLOWS (Continued)
Intercontinental Bank and Subsidiaries
(in thousands)

                                                                 Three Months Ended
                                                                     March 31,
                                                                1995             1994
                                                                     (unaudited)
Financing Activities
Net increase in deposits                                        8,041           12,509
Net increase (decrease) in short-term borrowings                3,550          (35,948)
Repayment of long-term debt                                                       (250)
Exercise of stock options                                         237               69
Cash dividends paid                                            (1,254)            (492)
Cash dividends paid to shareholders of pooled bank                                 (64)
    Net cash provided by (used in) financing activities        10,574          (24,176)
Net increase in cash and cash equivalents                      10,826           31,975
Cash and cash equivalents at January 1                         92,453           89,292
Cash and cash equivalents at March 31                        $103,279         $121,267

Gross amounts of interest paid in 1995 and 1994 were $6.6 million and $4.6 million, respectively. Income taxes paid in 1995 and 1994 were $1 million and $1.8 million, respectively.

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Intercontinental Bank and Subsidiaries
(unaudited)


Note 1 - Accounting Policies
The consolidated financial statements include Intercontinental Bank and its subsidiaries ("Intercontinental" or the "Bank"). All significant intercompany balances and transactions have been eliminated in consolidation. The condensed financial information presented herein, while not necessarily indicative of the results to be expected for the year, reflect, in the opinion of management, all adjustments necessary for a fair presentation of the results of the interim periods.

      The accounting policies followed in the presentation of the interim financial statements, except for the policy on certain loans as described in
Note 2 below, are the same as those followed on an annual basis. These policies are presented on pages 24 to 26 of the 1994 Annual Report to Shareholders.


Note 2 - Change in Accounting Principle
Intercontinental adopted Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" ("SFAS No. 114"), as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan -- Income Recognition and Disclosures", on January 1, 1995.
These statements modify the accounting for certain loans (impaired loans) where it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. Under these new standards, the 1995 allowance for possible credit losses related to these loans is based on discounted cash flows using the loan's initial effective rate or the fair value of the collateral for certain collateral dependent loans. Prior to 1995, the allowance for possible credit losses related to these loans was based on the undiscounted cash flows or the fair value of their collateral.
      At March 31, 1995, the aggregate amount of loans that are considered impaired under SFAS No. 114 was $2.7 million (all of which were on a non-accrual basis). The related allowance for credit losses on these loans totaled $491,000. For the quarter ended March 31, 1995, these loans averaged $2.2 million. The Bank did not recognize any interest income on these impaired loans during the 1995 first quarter.


Note 3 - Acquisition of The Bank of Coral Gables
Effective July 1, 1994, Intercontinental acquired Interstate Bank Holding Company ("Interstate") and its subsidiary, The Bank of Coral Gables ("BOCG"), in a transaction valued at approximately $16 million. The total number of common shares issued aggregated 681,070. The Bank's historical consolidated financial statements and schedules included in this report were restated to reflect this acquisition which was accounted for as a pooling of interests. The former BOCG, which operated two Dade County branch banking offices, had assets totaling $97 million at July 1, 1994. The following table summarizes the impact of the Interstate acquisition on the Bank's previously reported results of operations for the quarter ended March 31, 1994 (in thousands):

                                                    Net
                                                  Interest           Net
                                                   Income           Income

Intercontinental, as previously reported         $ 9,977            $2,834
Interstate                                           963               164
                                                 $10,940            $2,998


Note 4 - Subsequent Event
Effective April 14, 1995, Intercontinental sold two banking facilities and their related deposits recording a pretax gain on this transaction of approximately $2 million. Deposits in these two banking offices totaled $30 million at the time of the sale.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF INTERIM FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION
Intercontinental Bank, a Florida state-chartered commercial bank based in Miami, Florida, currently operates 24 commercial banking offices in
Dade, Broward and Palm Beach counties. Intercontinental also owns Pan American Mortgage Corp., a mortgage banking company which serviced approximately $1.1 billion residential and commercial loans at March 31, 1995. Intercontinental Bank and its subsidiaries are collectively referred to
herein  as  "Intercontinental"  or  the  "Bank".    Effective  December  30,
1994, Boca Bancorp, Inc and its subsidiary, Boca Bank, were merged into Intercontinental in a transaction accounted for as a purchase.

FINANCIAL HIGHLIGHTS
The Bank's first quarter 1995 net income was $3.5 million, or $.49 per common share, compared with $3 million, or $.43 per common share, in the first three months of 1994. This $547,000, or 18 percent, increase in earnings was driven by the Bank's strong growth in its net interest income which was also up 18 percent. The principal reason for this increase was strong loan growth over the past year which also caused a 68 basis point increase in the net interest margin (5.24 percent in 1995 and 4.56 percent in 1994). Average loans of $666 million for the 1995 first quarter were $149 million, or 29 percent, higher than the comparable 1994 quarter.
         The Bank's overall credit quality improved during the first quarter of 1995. Non-performing assets expressed as a percentage of total assets was .89 percent at March 31, 1995 compared with .93 percent at year-end 1994. The annualized returns on average assets and average shareholders' equity for the three months ended March 31, 1995 improved to 1.25 percent and
15.44 percent, respectively. Comparable first quarter 1994 returns were 1.08 percent and 14.36 percent.

EARNINGS ANALYSIS
Net Interest Income
Net interest income of $13 million in the 1995 first quarter was $2 million, or 18 percent, higher than the $11 million earned in the same quarter in 1994. This positive variance resulted from a significant increase in interest income which was partially offset by an increase in interest expense. Table 1 reflects the average balances of interest earning assets and interest bearing liabilities, interest income and interest expense and the weighted average yields/rates of such assets and liabilities for the three months ended March 31, 1995 and 1994. The components of the net interest income variance are illustrated in Table 2.
         Interest income of $20 million in the 1995 first quarter increased $4.3 million, or 27 percent, over the 1994 comparable quarter. This positive variance was primarily the result of the impact of increases in both the volume (up $149 million) and rates earned (up 157 basis points) on average loans. The December 30, 1994 acquisition of Boca Bank contributed approximately $38 million to the higher level of average loans. A decrease in the average volume of investment securities caused by the funding requirements for new loans partially offset the positive variance created by the higher loan volume.
         Interest expense of $6.9 million in the 1995 first quarter increased $2.2 million, or 48 percent, over the comparable 1994 quarter primarily due to market interest rate increases. The significantly higher interest rate environment, as reflected in a 250 basis point increase in the federal funds rate since March 31, 1994, contributed to the higher rates paid on a majority of the interest bearing liabilities. In addition, an increase in borrowings to fund loans and change in the deposit mix also contributed to this increase in interest expense. Average deposits in total remained virtually unchanged as the decrease in time deposits was offset by the deposits from Boca Bank.
         The net interest margin increased to 5.24 percent in the 1995 first quarter compared with 4.56 percent in the same 1994 period primarily due to the impact of an increase in the average yields earned on earning assets which was partially offset by the overall increased cost of funds. The increase in the average yields on earning assets was due to a higher ratio of average loans to average earning assets in 1995 (65 percent) compared with 1994 (52 percent) as well as an overall increase in interest rates.

Table 1
(dollars in thousands)
                                                                           Three Months Ended             Three Months Ended
                                                                             March 31, 1995                 March 31, 1994
                                                                                           Average                          Average
                                                                     Average                Yield/    Average                Yield/
                                                                     Balance       Interest  Rates    Balance     Interest    Rates
Assets
Earning assets:

 Loans, net of unearned income  . . . . . . . . .. . . . .. . . . . $  666,060     $14,759   8.99%    $ 516,567   $   9,449  7.42%
 Investment securities . . . . . . . . . . . . . . . . . . . . . . .   327,446       4,719   5.84       421,066       5,717  5.51
 Federal funds sold and securities purchased
    under agreements to resell . . . . . . . . . . . . . . . . . . .    23,000         333   5.87        46,658         367  3.19

 Interest earning deposits in other banks . . . . . . . . . . . . . .    1,700          22   5.25         6,157          48  3.16


 Total earning assets   . . . . . . . . . . . . . . . . . . . . . . .1,018,206      19,833   7.90       990,448      15,581  6.38

  Allowance for possible credit losses                                 (11,905)                          (9,405)
  Cash and due from banks  . . . . . . . . . . . . . . . . . . . .      65,661                           61,597
  Other real estate, net   . . . . . . . . . . . . . . . . . . . .       2,882                            4,249
  Premises and equipment, net  . . . . . . . . . . . . . . . . . .      48,900                           49,994
  Other assets, net  . . . . . . . . . . . . . .. . . . . . . . . .     28,290                           33,000
           Total assets  . . . . . . . . . . . . . . . . . . . . . .$1,152,034                       $1,129,883


Liabilities and Shareholders' Equity
   Deposits:
     NOW accounts   . . . . . . . . . . . . . . . . . . . . . . . . $  135,836         583   1.74     $126,511          527   1.69
     Savings accounts . . . . . . . .  . . . . . . . . . . . . . . .    56,406         285   2.05       58,647          301   2.08
     Money market accounts  . . . . . . . . . . . .. . . . . . . . .   222,398       1,723   3.14      248,538        1,413   2.31
     Time deposits. . . . . . . . . . . . . . . . . . . . . . . . . .  251,023       2,947   4.76      240,572        1,836   3.10
          Total interest bearing deposits . . . . . . . . . . . . . .  665,663       5,538   3.37      674,268        4,077   2.45

     Short-term borrowings  . . . . . . . . . . . . . . . . . . . . .   98,037       1,341   5.55       87,383          555   2.58
     Long-term debt.  . . . . . . . . . . . . . . . . . . . . . . . .                                      500            9   7.31

     Total interest bearing liabilities . . . . . . . . . . . . . . .  763,700       6,879   3.65      762,151        4,641   2.47

     Non-interest bearing deposits  . . . . . . . . . . . . . . . . .  283,397                         271,047
     Other liabilities  . . . . . . . . . . . . . . . . . . . . . . .   11,817                          12,044

          Total liabilities  . . . . . . . . . . . . . . . . . . . . 1,058,914                       1,045,242

 Shareholders' equity.  . . . . . . . . . . . . . . . . . . . . . . .   93,120                          84,641

     Total liabilities and shareholders' equity . . . . . . . . . . $1,152,034                      $1,129,883


 Net interest income/spread   . . . . . . . . . . . . . . . . . . . .               $12,954  4.25                   $10,940   3.91

 Cost of funds supporting earning  assets  . . . . . . . . . . . . . .                       2.74                             1.90

 Net interest yield.  . . . . . . . . . . . . . . . . . . . . . . . . .                      5.16                             4.48

 Net interest margin  . . . . . . . . . . . . . . . . . . . . . . . . .                      5.24                             4.56


Table 2
(in thousands)


                                             Three Months Ended March 31, 1995/
                                             Three Months Ended March 31, 1994
                                                  Changes in Interest Due to:

                                                                       Average
                                                     Rate              Balance             Total
 Interest Income
 Loans, net of unearned income  . . . . . . . . . .$2,000              $3,310            $5,310
 Investment securities  . . . . . . . . . . . . . .   343              (1,341)             (998)
 Federal funds sold and securities purchased
       under agreements to resell   . . . . . . . .   308                (342)              (34)


 Interest earning deposits in other banks   . . . .     32                (58)              (26)


   Total interest income  . . . . . . . . . . . . .  2,683              1,569             4,252

 Interest Expense
 Deposits:

   NOW accounts   . . . . . . . . . . . . . . . . .     16                 40                56
   Savings accounts   . . . . . . . . . . . . . . .     (4)               (12)              (16)
   Money market accounts  . . . . . . . . . . . . .    509               (199)              310
   Time deposits  . . . . . . . . . . . . . . . . .    985                126             1,111
  Short-term borrowings  . . . . . . . . . . . . . .   640                146               786

 Long-term debt   . . . . . . . . . . . . . . . . .                        (9)               (9)

   Total interest expense   . . . . . . . . . . . .   2,146                92             2,238

   Net interest income  . . . . . . . . . . . . . .  $  537            $1,477            $2,014

Provision for Credit Losses
The provision for credit losses was $400,000 in the first quarter of 1995 compared with $152,000 in the first three months of 1994. The higher provision in 1995 was directly related to the higher level of charge-offs during the quarter coupled with the overall increase in loans.

Other Income
Other income for the 1995 first quarter of $3.9 million was $281,000, or 8 percent, higher than the comparable 1994 quarter. The components of other income for these periods are summarized in Table 3.



Table 3
(in thousands)
                                                        Three Months
                                                       Ended March 31,               Increase
                                                     1995               1994        (Decrease)

 Service charges on deposit accounts  . . . . . . .$2,182             $2,091          $ 91
  Loan administration fees   . . . . . . . . . . . .  995              1,096          (101)
  Other customer fees  . . . . . . . . . . . . . . .  460                371            89
  Gain (loss) on investment securities   . . . . . .    6               (167)          173
  Other income  . . . . . . . . . . . . . . . . . .   208                179            29

                                                   $3,851             $3,570         $ 281


         Service charges on deposit accounts for the 1995 first quarter of $2.2 million increased $91,000, or 4 percent, over the comparable 1994 quarter due to the higher level of transaction accounts as a result of the Boca Bank acquisition.
         Loan administration fees of $995,000 in the first quarter 1995 decreased $101,000, or 9 percent, from the 1994 first quarter. Although the level of the mortgage servicing portfolio has remained fairly constant, the amount of fees earned on such portfolio has declined as the mix of loans has changed towards those generating lower service fees.
         Other customer fees for the three months ended March 31, 1995 of $460,000 were $89,000, or 24 percent, higher than the comparable period in 1994 primarily due to higher letter of credit fees.

Other Expenses
Other expenses for the quarter ended March 31, 1995 of $11 million were $1.1 million, or 11 percent, higher than the 1994 comparable quarter primarily as a result of the impact of the Boca Bank acquisition. The components of other expenses for these periods are summarized in Table 4.


Table 4
(in thousands)

                                                              Three Months
                                                             Ended March 31,
                                                                                   Increase
                                                        1995          1994        (Decrease)
 Personnel expense  . . . . . . . . . . . . . . . .   $ 5,490        $5,070         $  420
 Occupancy and equipment, net   . . . . . . . . . .     1,703         1,292            411
 Amortization of intangible assets  . . . . . . . .       957           927             30
 FDIC insurance premium   . . . . . . . . . . . . .       515           503             12
 Professional fees  . . . . . . . . . . . . . . . .       297           214             83
 Stationery and supplies  . . . . . . . . . . . . .       227           158             69
 Postage and courier  . . . . . . . . . . . . . . .       213           183             30
 Communications   . . . . . . . . . . . . . . . . .       162           143             19
 Data processing  . . . . . . . . . . . . . . . . .       140           186            (46)
 Other   . . . . . . . . . . . . . . . . . . . . .        946           907             39

                                                      $10,650        $9,583         $1,067

         Personnel expense of $5.5 million for the first quarter of 1995 was $420,000, or 8 percent, higher than the comparable 1994 quarter primarily due to the increased staff level resulting from the acquisition of Boca Bank coupled with merit increases.
         Net occupancy and equipment expense of $1.7 million for the first three months of 1995 was up $411,000, or 32 percent, over the prior year due to the addition of two former Boca Bank banking offices, higher depreciation expense due to capital improvements made in 1994 as well as lower tenant rental income. Included in net occupancy and equipment expense in the first quarters of 1995 and 1994 were $394,000 and $374,000, respectively, in net tenant rental income related to a single tenant lease
on an office building owned  by  Intercontinental.    The  lease,  which has a
ten-year term, is due to expire in December 1995. The current tenant has notified Intercontinental that it is not renewing its lease. Intercontinental is presently evaluating its alternatives including selling the building, leasing the building to new tenants and/or using the building for its own expansion purposes. The effect of the non-renewal of this lease cannot be fully measured at the present time and may have a material impact on the Bank's future occupancy expenses and net income.

         Professional fees, which include accounting and legal fees, for the first three months of 1995 of $297,000 were $83,000, or 39 percent, higher than the amount recorded for the comparable 1994 period. A legal matter which was resolved during the quarter was the cause of this higher level of expense.
         Stationery and supplies expense for the first quarter of 1995 totaled $227,000, representing a $69,000, or 44 percent, increase over the comparable 1994 period primarily due to the acquisition of Boca Bank and an increase in overall costs of paper products and supplies.
         Postage and courier expense for the first three months of 1995 was $213,000 compared with $183,000 in the same quarter of 1994. This 16 percent increase is due to the increase in postal rates and increased costs associated with the acquisition of Boca Bank.
         Data processing expenses of $140,000 for the first quarter of 1995 were $46,000, or 25 percent, lower than the comparable 1994 quarter because of the cancellation of certain contracts related to the former Bank of Coral Gables.

Income Taxes
The provision for income taxes for the first quarter 1995 was $2.2 million compared with $1.8 million in the first three months of 1994. The $433,000, or 24 percent, increase in the provision was related to the increase in income before income taxes over the prior year's comparable quarter. The Bank's effective tax rate increased from 37.2 percent in the 1994 first quarter to 38.4 percent in the comparable 1995 period.

BALANCE SHEET REVIEW
Investment Securities
As shown in Table 5, the available-for-sale portfolio, which is recorded at market value, was valued at $206 million at March 31, 1995. The $3.5 million unrealized loss in this portfolio, which resulted from the impact of the rising interest rate environment was reflected, net of its related tax effect, as a $2.1 million reduction in shareholders' equity. At year-end 1994, this unrealized loss aggregated $7.5 million, or $4.7 million net of tax.
         At March 31, 1995, the held-to-maturity portfolio, which is recorded at amortized cost, aggregated $115 million, representing an
unrealized  loss  of  $4.4  million.    This  unrealized  loss was primarily
attributable  to  the  higher  interest  rate  environment  at  March  31,
1995 in comparison with the Bank's investment portfolio yield.   At year-end
1994, this unrealized loss aggregated $7.8 million.


Table 5
(in thousands)

                                                                Gross            Gross
                                            Amortized        Unrealized       Unrealized            Market
                                               Cost             Gains            Losses              Value
March 31, 1995:
Available-for-sale:
U.S. Government and agency securities. . .$198,786           $                $(4,808)            $193,978
Mortgage-backed securities   . . . . .       2,050                91                                 2,141
 Other debt securities  . . . . . . . .      7,357                               (172)               7,185
    Total debt securities   . . . . . .    208,193                91           (4,980)             203,304
 Equity securities  . . . . . . . . . .      1,115             1,423                                 2,538

                                          $209,308            $1,514          $(4,980)            $205,842
 Held-to-maturity:

 Mortgage-backed securities   . . . . .   $114,482          $     59          $(4,409)            $110,132
 Other debt securities  . . . . . . . .        352                                (59)                 293

    Total debt securities   . . . . . .    114,834                59           (4,468)             110,425

 Equity securities  . . . . . . . . . .         231                                                    231
                                           $115,065         $     59          $(4,468)            $110,656


Table 5
(in thousands)

                                                                Gross            Gross
                                            Amortized        Unrealized       Unrealized            Market
                                               Cost             Gains            Losses              Value

December 31, 1994:
 Available-for-sale:
 U.S. Government and agency securities. . .$203,077           $     3          $(8,428)           $194,652
 Mortgage-backed securities   . . . . .       2,096                45                                2,141
 Other debt securities  . . . . . . . .       7,359                               (263)              7,096

    Total debt securities   . . . . . .     212,532                48           (8,691)            203,889
 Equity securities  . . . . . . . . . .       1,114             1,142                                2,256

                                           $213,646            $1,190          $(8,691)           $206,145
 Held-to-maturity:
 Mortgage-backed securities   . . . . .    $116,796            $    8          $(7,703)           $109,101
 Other debt securities  . . . . . . . .         357                                (70)                287
    Total debt securities   . . . . . .     117,153                 8           (7,773)            109,388
 Equity securities  . . . . . . . . . .         231                                                    231
                                           $117,384            $    8          $(7,773)           $109,619

Loans
Gross loans at March 31, 1995 of $677 million increased $10 million, or 1.6 percent, over the year-end 1994 level. While the level of gross loans increased during the first quarter of 1995, the growth rate has slowed somewhat compared with the previous quarter reflecting a general slowdown in the economy.

Allowance for Possible Credit Losses
As shown on Table 6, at March 31, 1995, the allowance for possible credit losses totaled $12 million, an increase of $67,000 over the amount reported at year-end 1994. Included in the allowance is

$491,000 for impaired loans (see Note 2). The level of non-accruing loans, which represents .59 percent of total loans, is an indication of the overall credit quality of the Bank's loan portfolio. The Bank's ratio of the allowance for possible credit losses to loans was 1.76 percent at March 31, 1995 compared with 1.77 percent at December 31, 1994. The ratio of the allowance to non-accruing loans was 296 percent at March 31, 1995 compared with 331 percent at year-end 1994.

Table 6
(in thousands)

 Balance, December 31, 1994   . . . . . . . . . . . . . . . .  $11,779
 Provision charged to expense   . . . . . . . . . . . . . . .      400
 Charge-offs . . . . . . . . . . . . . . . . . . . . . . . . .    (433)
 Recoveries  . . . . . . . . . . . . . . . . . . . . . . . . .     100
 Balance, March 31, 1995  . . . . . . . . . . . . . . . . . . .$11,846


Credit Risk Assets
Table 7 summarizes the composition of non-performing assets at March 31, 1995 and year-end 1994. Non-performing assets, which consist of non-accruing loans, restructured loans and real estate acquired through foreclosure (classified as Other real estate, net on the Consolidated
Balance Sheet), totaled $10 million at the  end  of  March 1995, down
$369,000, or 3 percent, from the year-end 1994 level. Included in non-accruing loans are $2.7 million of impaired loans (see Note 2). Non-performing assets, expressed as a percentage of total assets, was .89 percent at March 31, 1995 compared with .93 percent at year-end 1994.

Table 7
(in thousands)
                                             March 31,                Dec. 31,
                                               1995                     1994

 Non-accruing loans   . . . . . . . . . . .  $ 3,998                  $ 3,554
 Restructured loans   . . . . . . . . . . .    3,837                    3,837
 Other real estate, net   . . . . . . . . .    2,604                    3,417
                                             $10,439                  $10,808

         Certain loans, although they are past due 90 days or more, are not classified as non-accruing. These loans totaled $392,000 at March 31, 1995. In addition to non-accruing, restructured and past due loans, the Bank has identified loans totaling $866,000 at March 31, 1995 for which management has concerns about their continued performance and, in some cases, their ultimate collectibility in full even though payments are current or less than 90 days past due, and the borrowers are complying with their loan agreements. Management, in its evaluation of the adequacy of the allowance for possible credit losses, takes into account the risks associated with these loans. Approximately $356,000 of these loans were residential real estate loans which are substantially collateralized.

Deposits
As  shown  in  Table  8,  the  Bank's  deposits  of $964 million at March 31,
1995 were $8 million higher than year-end  1994.    The mix between higher
cost deposits and lower cost deposits was negatively impacted during the first three months of 1995 by the significant increase in the level of time deposits. The overall higher cost associated with the increased level of time deposits was somewhat offset by the 3.6 percent growth in non-interest bearing accounts.


Table 8
(dollars in thousands)

                                                       Percent of                            Percent of
                                      March 31,           Total              Dec. 31,           Total
                                        1995            Deposits              1994            Deposits

 Non-interest bearing accounts  . . . $287,946            30%                $278,013            29%
 NOW accounts  . . . . . . . . . . .   133,951            14                  145,060            15
 Savings accounts   . . . . . . . . .   55,040             6                   57,979             6
 Money market accounts  . . . . . . .  216,460            22                  232,561            25
 Time deposits . . . . . . . . . . . . 270,285            28                  242,028            25

                                      $963,682           100%                $955,641           100%

INTEREST SENSITIVITY
The Bank's management believes that its interest rate risk is best measured by the amount of earnings at risk given specified changes in interest
rates.   The Bank analyzes interest rate sensitivity with an earnings
simulation  model.    This  model  captures  all  earning assets and interest
bearing liabilities and combines various factors affecting rate sensitivity into an earnings outlook which incorporates management's view of the  interest  rate  environment  that  is most likely for the next 12 months. The Asset Liability Management Committee reviews and updates the underlying assumptions included in the earnings simulation model on a periodic basis.
         The Bank's interest rate sensitivity analysis is based on multiple interest rate scenarios and projected changes in balance sheet categories and other relevant assumptions. Changes in management's outlook  and  other market factors may cause actual results to differ from the current simulated outlook. The sensitivity of earnings to changes in interest rates is determined by assessing the impact on net interest income of rising and falling interest rate scenarios. The model uses three scenarios -- most likely, rising and declining -- in analyzing interest rate sensitivity and determines the interest sensitivity by measuring the change in net interest income between rising and falling rate scenarios (dispersion). The Bank manages its interest rate risk by targeting to maintain this dispersion within certain policy limits.
         The interest rate risk sensitivity model is supplemented with traditional gap measurement. The gap tables have certain limitations on their ability to accurately portray interest sensitivity; however, they do provide a static reading of the Bank's interest rate risk exposure. The
Bank's gap table at March 31, 1995 is  shown  in  Table  9.    As  of  that
date, Intercontinental remained liability sensitive (i.e., interest sensitive liabilities subject to repricing exceeded interest sensitive assets subject to repricing) on a 365-day basis, to the extent of $16 million. This "negative gap" at March 31, 1995 was 1.4 percent of total assets compared with 3.7 percent at year-end 1994. The primary cause for this decrease in the gap was due to increases in both loans which mature or reprice within one year and investment securities with a remaining maturity of less than one year. The Bank's targeted gap position varies with management's outlook of the interest rate environment and generally is in the range of negative 20 percent to positive 10 percent. The
Bank measures its gap position as a percentage of its total assets.
         While the absolute level of gap is a measurement of interest rate risk, the quality of the assets and liabilities in the balance sheet must be analyzed in order to understand the degree of interest rate risk taken by the Bank. The available-for-sale securities portfolio with a weighted average maturity of 2.1 years provides further protection against structural changes in the interest rate environment which are longer term than one year. This reliance on highly liquid securities for gap management purposes significantly mitigates the interest rate risk while simultaneously providing a positive income stream for the Bank.
         The Bank may, from time to time, utilize derivative products, such as interest rate swaps, floors and caps, in its management of interest rate risk; however, there were no such interest rate derivative contracts outstanding at March 31, 1995.



Table 9
(in thousands)
                                                                                                      Over One
                                                                                                      Year and
                                                                                         Total          Non-
                                                0-30      31-90    91-180    181-365    Interest      interest
                                                Days      Days      Days      Days     Sensitive      Sensitive       Total
Interest sensitive assets
Loans . . . . . . . . . . . . .              $333,061   $ 43,783   $ 62,782  $122,682   $562,308      $114,496       $ 676,804
Investment securities . . . . .                54,879      4,284      5,867    21,870     86,900       234,007         320,907
Federal funds sold  . . . . . .                32,000                                     32,000                        32,000
Interest earning deposits in
    other banks . . . . . . . . . .             4,265                                      4,265                         4,265

                                              424,205     48,067     68,649   144,552   $685,473      $348,503      $1,033,976
Interest sensitive liabilities
Deposits  . . . . . . . . . . .               404,525     65,690     56,575    74,610   $601,400      $362,282      $  963,682
Borrowings  . . . . . . . . . .               100,210                                    100,210                       100,210

                                              504,735     65,690     56,575    74,610    701,610      $362,282      $1,063,892

Gap . . . . . . . . . . . . . .             $ (80,530)  $(17,623)  $ 12,074  $ 69,942   $(16,137)
Cumulative gap  . . . . . . . .             $ (80,530)  $(98,153)  $(86,079) $(16,137)  $(16,137)

LIQUIDITY AND CAPITAL RESOURCES
Management believes that maintaining an exceptionally strong capital base enhances the profitable growth opportunities of the Bank. Management carefully monitors the level and distribution of capital relative to the size and mix of its balance sheet in order to maximize shareholder returns. Earnings provide the main source of equity capital to support asset growth.
         Regulatory agencies have established a risk-based capital framework that makes capital requirements more sensitive to the risk profiles of individual banking companies. These guidelines define capital as either core (Tier 1) capital or supplementary (Tier 2) capital. Tier 1 capital consists primarily of shareholders' equity, while Tier 2 capital is comprised of certain debt instruments and a portion of the allowance for
possible  credit  losses.    Leverage  capital is the ratio of Tier 1 capital
to average total assets.
         The Bank is required to have a minimum Tier 1 capital ratio of 4 percent and a total risk-based capital ratio (Tier 1 plus Tier 2) of 8 percent. At March 31, 1995, the Bank's Tier 1 and total risk-based capital ratios were 12.31 percent and 13.61 percent, respectively. At that same time, the Bank's leverage capital ratio was 7.87 percent. The Bank's capital ratios not only exceeded the minimum standards, but substantially exceeded the ratios required to meet the regulatory definition of a "well capitalized institution".
         Intercontinental's management intends to continue to expand through internal growth and by seeking acquisition opportunities which will strengthen and enhance its existing franchise. The consideration in such acquisitions may be cash and/or the issuance of additional common stock or other securities of the Bank.

         The Bank's liquidity policy requires that it maintain a 5 percent primary liquidity ratio consisting of cash, due from bank deposits, overnight and short-term investments maturing in less than 180 days and a secondary liquidity ratio of 15 percent consisting of the components of
primary liquidity and all other unpledged  investments.    These  ratios are
calculated as a percent of the deposit base excluding public fund
deposits.    The  Bank's  primary  and  secondary  liquidity  ratios  on
March 31, 1995 were 11 percent and 30 percent, respectively.
         A minimum liquidity level approximating $25 million, in addition to cash and due from banks, is deemed prudent by Intercontinental for the effective operation of the Bank under present circumstances. At
March 31, 1995, Intercontinental had, in addition to cash and due from banks, a total of $36 million of short-term assets maturing in less than 90 days primarily consisting of overnight investments. As a result of the Bank's current strong liquidity position and its ability to borrow against its securities portfolio, the Bank has sufficient liquidity to meet any funding requirements in connection with its day-to-day operations.

                                   SIGNATURE


Under the requirements of the Securities Exchange Act of 1934, the bank has duly caused this report to be signed on its behalf by the undersigned as its duly authorized officer and principal accounting officer.


                                                   Intercontinental Bank
                                                   (Bank)


May 12, 1995                                       /s/ Thomas E. Beier
Date                                               Thomas E. Beier
                                                   Executive Vice President and
                                                   Chief Financial Officer